ANNUAL REPORT 2001

HAEMACURE
CORPORATION

MISSION

OUR MISSION - AS A LEADING SURGICAL SEALANT COMPANY SERVICING THE ACUTE SURGICAL WOUND CARE MARKET - IS TO DEVELOP, MANUFACTURE AND COMMERCIALIZE INNOVATIVE PRODUCTS WHICH ARE BENEFICIAL TO BOTH PATIENTS AND OPERATING ROOM PROFESSIONALS, WHILE INCREASING SHAREHOLDER VALUE.

HAEMACURE CORPORATION IS A CANADIAN COMPANY FOCUSED ON THE DEVELOPMENT OF ITS CORE TECHNOLOGY - HUMAN PLASMA-DERIVED FIBRIN SEALANT - AND THE COMMER-CIALIZATION OF ITS PROPRIETARY AND LICENSED SURGICAL SEALANTS, BIO-MATERIALS AND SURGICAL DEVICES, FOR USE IN A BROAD RANGE OF APPLICATIONS IN THE ACUTE SURGICAL WOUND-CARE MARKET.



PROFILE

IN APRIL 2000, HAEMACURE RECEIVED FDA CLEARANCE TO MARKET ITS INNOVATIVE AEROSOL DELIVERY DEVICE, HEMAMYST. THIS PROVIDES HAEMACURE THE ABILITY TO IMMEDIATELY SET ITSELF APART FROM THE COMPETITION, BY MEETING SURGEONS' NEEDS TO APPLY TWO NON-HOMOGENEOUS LIQUID PRODUCTS IN A MORE EFFICIENT AND COST EFFECTIVE MANNER.

HAEMACURE IS BUILDING A REPUTATION AS AN ACUTE SURGICAL WOUND-CARE COMPANY, AND IS UNIQUELY POSITIONED TO BECOME A WORLD LEADER IN THIS INDUSTRY.


TRADEMARKS
HEMASEEL, HEMASEEL APR, HEMASEEL HMN, HEMASYST and HEMAMYST are either registered trademarks or trademarks of Haemacure Corporation in Canada and other countries. Other product names herein, if any, may be trademarks of their respective owners.

GELFOAM(R) is a registered trademark of Pharmacia Corporation.

HIGHLIGHTS



Years ended October 31
                                                    2001              2000
Operations
  Sales                                          18,943,942        12,900,732
  Operating expenses                             16,699,445        18,448,570
  Loss per share                                      (0.24)            (0.66)
  Deficit                                       (74,670,693)      (67,753,263)


Financial Position
  Cash and cash equivalents                         530,190         7,072,703
  Total assets                                   31,630,182        31,850,131
  Shareholders' equity                           14,047,635        15,640,565


Common Shares Outstanding at Year-End            28,399,617        24,232,950





                                [OBJECT OMITTED]

                               SALES (millions $)

T4-01                                                     5,282,566 $
T3-01                                           4,901,084 $
T2-01                                         4,653,987 $
T1-01                                       4,106,305 $
T4-00                             3,814,533 $
T3-00                           3,356,168 $
T2-00                         3,234,390 $
T1-00               2,495,641 $
T4-99             2,080,909 $
--------------------------------------------------------------------------------
    $ 1,000,000    2,000,000    3,000,000    4,000,000    5,000,000    6,000,000

MESSAGE TO SHAREHOLDERS

ON OCTOBER 31, 2001, HAEMACURE COMPLETED ITS FISCAL YEAR 2001. SINCE THE LAUNCH OF HEMASEEL APR IN THE UNITED STATES IN JULY 1998, REVENUES HAVE GROWN, FROM $5.4 MILLION IN 1999 TO $12.9 MILLION IN 2000, AND TO $18.9 MILLION IN 2001. IN ALL, SALES HAVE SHOWN INCREASES OVER 13 CONSECUTIVE QUARTERS.

Since the introduction of commercially produced surgical sealants a little more than 3 years ago, this relatively young market has continued to expand and surgical sealant technologies are taking a foothold as the surgical standard of care. We estimate that the United States fibrin sealant market reached US$60 million by the end of calendar year 2001, a growth rate of 50% compared to 2000. During 2001, we expected at least an additional two new fibrin sealant competitors would receive approval from the United States Food and Drug Administration (FDA) to market their fibrin sealant products. Nevertheless, at this time, only Baxter and Haemacure have received such approval and are selling fibrin sealant products in the United States. Haemacure's sales and marketing strategy remains focused on expanding the application of fibrin sealant through education and training of surgeons and operating room nurses. This strategy continues to be validated by the consistent growth in the Company's sales.

This fiscal year's performance resulted in increased revenues of 47% and an increase in unit sales of 51% over last year. While the events of September 11 resulted in the postponement or cancellation of a significant number of elective surgeries, which reduced our sales activities in September and October, the Company's fourth quarter sales grew 39% over the fourth quarter of last year and 8% over the third quarter of 2001.

The Company continued to focus its attention on managing its operation in 2001. While revenues increased 47%, operating expenses increased by only 3%. The increase in revenues and the tight control of operating expenses resulted in a decrease in the year-end loss per share to ($0.24), down from ($0.66) last year. In February 2001, the Company anticipated that it would achieve positive earnings per share by the fourth quarter of fiscal 2001. This financial objective was met, with a profit per share of $0.04 for the fourth quarter. The Baxter settlement of $2.4 million reached in September 2001 and the revised price for the product as supplied by Baxter, now fixed until June 2004, played a significant role in reaching profitability. After a little more than three years on the market with a new technology, the Company reached another significant milestone this year as revenues exceeded operating expenses for the year.

In June 2001, Haemacure successfully completed a $5 million public offering of its common shares. The proceeds from the offering are being used to finance its license payment obligation and the clinical trials necessary for the FDA approval of HEMASEEL APR manufactured at BPL.

Under its license agreement with Baxter and the consent decree issued by the United States Federal Trade Commission (FTC), the Company is obligated to set-up its own manufacturing facility for HEMASEEL APR. This project began in October 1999 and was completed with minimal delays and on budget. To date, the Company's total investment in the manufacturing facility is $17 million. As a result, management currently anticipates that the financial, clinical and regulatory project milestones will now be completed by the third quarter of fiscal 2003.

The construction of the manufacturing facility was completed in January 2002 and a three-step qualification process is now underway. The first two steps, involving validating and testing all manufacturing equipment, have been completed. We are now entering the third and last step, process qualification. This step consists of manufacturing three HEMASEEL APR product validation lots to be used in the FDA required clinical trials, as part of the regulatory approval process. This step is estimated to cost approximately $3 million, is scheduled to begin during the second quarter of 2002 and is currently anticipated to be completed in the third quarter of 2003. This manufacturing project is one of the most challenging for a company of any size.

Pursuant to this license agreement, Baxter must transfer to Haemacure the HEMASEEL APR technology and supply Haemacure at cost with the product ready for sale until Haemacure receives FDA approval of HEMASEEL APR as manufactured at BPL's facility, estimated to be the third quarter 2004. Based on Haemacure's progress towards obtaining FDA product licensure, the FTC may issue annual extensions to the licensing agreement.

As Haemacure was proceeding to press with its Annual Report, a significant new arrangement was reached between Haemacure and ZLB Bioplasma AG (ZLB Bioplasma), a wholly-owned subsidiary of CSL Limited (CSL) of Australia, an international plasma fractionator. In September 2000, CSL, through ZLB Bioplasma, acquired the plasma fractionation business of ZLB Central Laboratory of the Swiss Red Cross in Bern, Switzerland (ZLB). The 1999 License and Supply Agreements between Haemacure and ZLB provided ZLB co-marketing rights to Haemacure's HEMASEEL HMN technology. As part of those agreements, ZLB assumed the financial responsibility to complete a dedicated manufacturing facility for the HEMASEEL HMN product and to conduct the clinical studies and regulatory registrations to market the product. In return, Haemacure received an equity investment from ZLB of $15.8 million, was to receive a 5% royalty on all future products derived from this technology and manufactured by ZLB, and retained worldwide co-marketing rights to the product. By reason of its September 2000 acquisition of the ZLB business, ZLB Bioplasma assumed these 1999 agreements.

On March 1, 2002, the Company entered into new agreements with ZLB Bioplasma. ZLB Bioplasma determined that continuing the HEMASEEL HMN project conflicted with other projects it planned for the future and Haemacure desired to take a more active and controlling role in the commercialization of the HEMASEEL HMN technology. Accordingly, Haemacure and ZLB Bioplasma decided to terminate the 1999 agreements. The parties believe that the termination is in the best interests of both parties and Haemacure will continue the development and commercialization of the HEMASEEL HMN technology. As part of the termination of the 1999 agreements, ZLB Bioplasma will pay Haemacure $12.7 million in cash over a one year period and transfer an estimated $3 million in specialized manufacturing equipment to Haemacure.

A new licensing agreement provides for the transfer to Haemacure of all technology possessed by ZLB Bioplasma related to HEMASEEL HMN and cash payments of $7.1 million, to be paid when and if Haemacure reaches certain milestones towards the manufacturing of HEMASEEL HMN. In return, ZLB Bioplasma will receive a 3% royalty on all net revenues received by Haemacure on the sale of HEMASEEL HMN fibrin sealant for a period of ten years after commercialization. Haemacure is currently investigating options to establish a dedicated HEMASEEL HMN manufacturing facility where the technology may be more fully exploited.

Again, we are pleased with the progress made in executing our business plan of 2001. To reach our long-term goal, to be a leading international surgical sealant company, we must continue to effectively market our existing products, quickly bring products to market and actively pursue product licensing and acquisition opportunities, thereby leveraging our most critical assets - our sales force and market intelligence.

We appreciate the continued support of our investors and shareholders and I wish to reiterate my personal commitment and that of our Management team to continue working diligently at meeting our strategic goals.

Thank you.


/s/ Marc Paquin
Marc Paquin
President & CEO

REVIEW OF OPERATIONS

SALES, MARKETING AND DISTRIBUTION

HAEMACURE'S COMMITMENT TO CUSTOMER EDUCATION HELPED DRIVE A REVENUE INCREASE OF 47% OVER FISCAL 2000. DELIVERY DEVICE SALES VOLUME SHOWED SIGNIFICANT GROWTH THROUGHOUT THE YEAR, WITH ANNUAL VOLUME GROWING OVER 108% COMPARED TO FISCAL YEAR 2000. HEMAMYST, OUR PROPRIETARY AEROSOL SPRAY DEVICE, CONTINUES TO ASSIST THE COMPANY IN DIFFERENTIATING ITSELF FROM THE COMPETITION. STRONG REORDERING PLAYED AN IMPORTANT ROLE IN OUR OVERALL SALES RESULTS, WITH APPROXIMATELY 75% OF OUR MORE THAN 900 CUSTOMERS PURCHASING PRODUCT ON AT LEAST A QUARTERLY BASIS.

The Company also realized revenues from the sale of GELFOAM products during the second half of 2001. GELFOAM, a hemostatic product manufactured by Pharmacia Corporation, is synergistic with HEMASEEL APR and provides our fibrin sealant specialists with additional products.

The Haemacure field sales team is divided into three groups: 18 direct fibrin sealant specialists, reporting to two area managers; 55 independent sales representatives, directed by two new distributor managers; and 11 clinical nurse specialists, each with at least seven years of operating room experience.

Direct Sales Force. All direct sales representatives are based in major metropolitan areas. Their primary responsibility is to increase sales within their territory by implementing our educational pro-grams and working with surgeons in operating rooms. They are also responsible for the sale of the GELFOAM product line. The direct sales force generated approximately 70% of our sales in 2001.

Independent Sales Organizations. Seventeen independent sales organizations employing 55 sales professionals ensure Haemacure's representation in secondary markets. These organizations generated approximately 30% of Haemacure's sales in 2001.

To underscore the importance of this segment of our sales strategy, late in the year, Haemacure promoted two individuals from the direct sales force to manage the sales efforts of the independents. The new managers' responsibility is to work with the independents and provide additional education and support to help them increase sales in their geographic areas.

Clinical Nurse Specialists. The Company hired five additional registered nurses in 2001, for a total of 11, to assist in delivering its education programs. The nurses provide education support to surgeons, operating room nurses and the sales force. They are also certified to present Continuing Medical Education
(CME) programs.

MARKETING OVERVIEW

Our strategic plan for 2001 not only concentrated on developing our sales, distribution and clinical support network, but also focused on the expansion of our core business within the more than 900 institutions that make up our current customer base.

In order to support our "grow from within" strategy, we continued to identify niche surgical segments where HEMASEEL APR and our various proprietary devices could be positioned and contribute to successful surgical outcomes. To achieve this goal, we continued to place specific emphasis on educating and training both our sales people and customers on the therapeutic and clinical benefits of HEMASEEL APR in targeted surgical procedures by providing them with the necessary clinical education and support materials.

To enhance the education of our customers and sales specialists, we have upgraded and streamlined all of our sales training and clinical education materials, covering everything from how the product is prepared to how it is positioned.

We developed a comprehensive teaching module for our sales force, one that details the clinical needs that could be addressed through the application of HEMASEEL APR procedure by procedure. This module, supported by published clinical data, reviews where, when and how fibrin sealant has been and could be utilized successfully.

The Haemacure Educational Resource Center (HERC) continued to respond to physician requests for additional information on the use of fibrin sealants in appropriate surgical procedures. Additionally, the entire offering was upgraded through the addition of over 40 new clinical articles. For the year, the Center responded to approximately 400 physician requests, bringing the total to more than 1000 since its inception in 1999. This indicates an increasing clinical interest by surgeons to find ways to use fibrin sealant in their surgical practice.

The Haemacure Regional Speaker Program (HRSP), peer-to-peer advocacy for the use of fibrin sealant, continues to demonstrate a significant return on investment. The number of programs tripled in 2001, producing a 98% increase in revenues in those areas where the programs were conducted. Since its inception in 2000, the HRSP's impact on revenues has consistently demonstrated its strategic contribution and importance to our expansion philosophy.

Haemacure also continued to strengthen its commitment to nursing education by pursuing its unique Nursing Continuing Education Program. In 2001, Haemacure organized and sponsored this program on 40 occasions. Over the past two years, this program has allowed Haemacure to provide Continuing Education Unit (CEU) credits to more than 2000 nurses at over 100 hospitals. On average, in hospitals where Haemacure sponsored a nursing CEU program, we saw a 48% increase in HEMASEEL APR sales and an additional 27% increase in device sales.

In addition to focusing on education, Haemacure has continued to aggressively increase both its company and product awareness through participation in over 50 scientific and commercial conventions in 2001. This significant investment continues to payoff, providing Haemacure with an opportunity to reach surgeons and nurses on both a national and regional levels while continuing to generate a significant number of sales leads.

BUSINESS DEVELOPMENT OPPORTUNITIES

Since the launch of its first product, HEMASEEL APR, in June of 1998, the Company has pursued its commitment to add products to its line that strategically complement its core business.

In February 2001, Haemacure took a major step toward this goal when it was appointed by Pharmacia Corporation as the exclusive United States representative for its $60 million hemostatic agent, GELFOAM.

This appointment provides Haemacure with complementary products and constitutes a significant opportunity to continue to generate revenue growth. It also carries with it over 50 years of valuable brand name recognition and clinical acceptance. Most importantly, this new strategic addition to Haemacure's expanding product portfolio will help add incremental revenues while continuing to establish Haemacure's position as a worldwide leader in surgical sealants, hemostats and biological products.

SURGICAL SEALANT DELIVERY DEVICES

When Haemacure launched HEMASEEL APR in 1998, the Company knew that the sales growth and acceptance by surgeons and hospitals of fibrin sealant products would be directly related to the surgeons' ability to apply the product with ease and versatility. Now, after a little more than 3 years, Haemacure offers the widest variety of delivery devices for surgical sealants in the industry. Haemacure's delivery device portfolio, which includes more than 10 applicators and tips, provides surgeons with an extensive variety of configurations to maximize the utilization of fibrin sealant as well as other biological solutions and delivery mechanisms. The HEMASYST delivery device system now includes dual cannula tips, spray tips, both manual and aerosol, and multi-lumen catheters. These products offer many advantages, including tips that keep solutions separate to prevent clogging, malleable dual cannula shafts and various lengths for remote access.

In 2001, Haemacure strengthened its leadership position in delivery device technology by posting a 108% increase in sales versus the previous year. Leading the way was our proprietary aerosol spray device, HEMAMYST, which is now being used by over one third of our customers. This is another testament to our customers' need and acceptance of our delivery devices. A patent application for a more focused and efficient aerosol spray tip was filed in 2001, pursuant to a provisional application that was filed in 2000. The Company continued in 2001 to work on improvements to aerosol delivery technology to provide surgeons with site-specific and procedure-specific applications during surgery.

NEXT GENERATION PRODUCTS

A frozen formulation of HEMASEEL APR
When Haemacure and Immuno International AG (now Baxter International AG) entered into licensing and manufacturing agreements in 1997, Haemacure acquired rights to Immuno's frozen formulation of HEMASEEL APR. This formulation requires no reconstitution and is delivered in frozen, pre-filled syringes that are ready to use after thawing. Surgeons and operating room staff appreciate it for its convenience. An application for approval of this product, for distribution by Haemacure and Baxter, was submitted to the FDA in 2000. However, certain manufacturing problems at Baxter have resulted in a delay of this project, and Baxter now expects to file a supplement with the FDA in 2002.

HEMASEEL HMN
Haemacure has devoted considerable resources to the research and development of a patented process to extract fibrinogen and thrombin from human plasma. This process uses epsilon-amino-caproic acid (EACA), prior to completion of manufacturing, to eliminate undesirable plasminogen from the fibrin sealant. The use of EACA, instead of tranexamic acid or aprotinin, differentiates Haemacure's proprietary fibrin sealant technology from other fractionation methods by providing greater product purity, superior production yields and an enhanced safety profile.

See Message to Shareholders for subsequent events regarding HEMASEEL HMN.

BIO PRODUCTS LABORATORY
Haemacure and Bio Products Laboratory (BPL), an agency of the National Blood Authority of the United Kingdom and one of the few fractionation facilities in the world, are aggressively continuing all activities relating to a March 2000 manufacturing agreement. Pursuant to the agreement, BPL will manufacture and supply Haemacure with HEMASEEL APR and the frozen formulation of HEMASEEL APR from its facilities in Elstree, England, near London. Haemacure is responsible for the purchase of all manu-facturing equipment and is required to pay BPL for the time and materials necessary to design and construct the manufacturing section of BPL's existing facilities.

In 2001, fifteen major pieces of equipment, including a filling line, a freeze-dryer, centrifuges and a special oven for viral safety treatment, were delivered to BPL, installed and commissioned.

These steps necessitated a second shutdown of the BPL facility, which occurred as scheduled during the first quarter of the fiscal year. Construction of the premises was completed on time following the second shutdown.

Through careful daily management by Haemacure and BPL team members, operating expenditures incurred remained within limits of the budget allocated to the project by the Board of Directors of the Company. The project timeline was maintained on a schedule that is in compliance with FTC requirements and with Board expectations.

A technical committee comprised of personnel from Haemacure, BPL and Baxter manages the project. This committee reports to an oversight committee comprised of executives and senior management from Haemacure and BPL.

During 2001, technology transfer activities managed by Haemacure and BPL included over some 37 meetings. These included, but were not limited to, six technical committee meetings, two oversight committee meetings, five visits to Baxter in Vienna, four visits to equipment manufacturers, one meeting with the FTC, two BPL facilities inspections conducted by the U.K. regulatory agency, and two meetings with the FDA. The fact that the FTC trustee was directly involved in eight of these meetings underscores the importance of the exchanges during this period.

On March 23, 2001, Haemacure met with the FDA in order to propose final details for the clinical trials of HEMASEEL APR manufactured by BPL. As a result of this meeting and of subsequent discussions, the FDA agreed to a clinical pathway that is much more favorable in terms of cost and time requirements than had previously been expected. On June 27, 2001, Haemacure and BPL met with the FDA to review in detail the manufacturing process and to reach agreement on the strategy to demonstrate the equivalence between HEMASEEL APR manufactured at BPL with product manufactured by Baxter.

FTC EXTENSION
In July 2001, the FTC granted Haemacure a second one-year extension in keeping with the provisions of its consent order and the license agreement that allows for four such extensions. It did so on the strength of Haemacure's and BPL's accomplishment and commitment to the technology transfer. Provided Haemacure and BPL pursue their efforts to manufacture HEMASEEL APR at BPL in good faith and adhere to the timeline, Haemacure expects to receive additional extensions until the transfer is complete and FDA approval of the product is received.

UPS LOAN AND LOGISTICS AGREEMENTS
On November 20, 2001, Haemacure and United Parcel Service Corporation, through three subsidiaries, entered into agreements for a $9.5 million credit line, secured by accounts receivable and inventory, and a turnkey logistics solution. The new loan agreement is significant, in that for the first time Haemacure is borrowing against its inventory. The amount available for borrowing under the agreement is dependent on the amounts of inventory and accounts receivable owned by Haemacure.

In the past, Haemacure dealt with four separate entities to get its product from the supplier in Vienna to its end user hospitals in the United States. This entailed much coordination amongst the entities and the expenditure of considerable management and staff time, to ensure that the products were maintained within the appropriate guidelines established by the FDA. With a new agreement with various UPS entities, Haemacure is under the UPS umbrella, with only one point of contact. Once advised of a pending shipment, UPS, through its subsidiaries, handles the entire shipping process from start to finish. Our products will be warehoused in an FDA approved facility managed by a dedicated healthcare UPS subsidiary. This provides Haemacure with a continuous cold chain in the hands of one supplier. This added quality assurance factor will mean less involvement by management and staff, with assurance to our customers that the Haemacure product offers unparalleled quality in the market place. This also provides Haemacure with the flexibility to import, store and ship a variety of new products in the future, with capabilities not available to the company before.

MANAGEMENT DISCUSSION
AND ANALYSIS

In 2001, Haemacure posted an increase in overall revenues of 47%, comprised of a 33% increase in HEMASEEL APR revenue, a 108% increase in device revenues and initial revenues from its exclusive marketing arrangement for GELFOAM in the United States. Unit volume growth of HEMASEEL APR sales was even greater at 51%, as price erosion continued, albeit at a slower pace. Haemacure enjoyed superior margins during the fiscal year as a result of a decrease in the cost of HEMASEEL APR paid by Haemacure to its supplier and a settlement with its supplier over costs from prior years. As a result of the same settlement, Haemacure also obtained fixed costs for the product through the life of its supply agreement with Baxter International AG.

OVERVIEW
The project for the manufacture of HEMASEEL APR and its frozen formulation by Bio Products Laboratory (BPL) experienced a delay, estimated at six months, due to inaccurate machinery specifications obtained during the technology transfer from Baxter International AG. The inaccuracy caused a vital piece of equipment, already installed, to have to be retrofitted at the expense of Baxter International AG. Haemacure expects to manufacture its own HEMASEEL APR fibrin sealant, through BPL, for clinical studies in early 2002, and for commercial distribution some time in calendar year 2004.

The United States Federal Trade Commission (FTC) granted Haemacure the second of four possible one-year extensions to allow Haemacure to seek United States Food and Drug Administration (FDA) approval for HEMASEEL APR as manufactured by BPL. The extension was granted in light of Haemacure's significant efforts to bring the independent manufacture of the product closer to fruition and its ability to competitively market it in the United States. Haemacure believes that its continued efforts and significant capital expenditures will result in future extensions.

During 2001, the Company raised $5 million through a public offering of its common shares to fund its license payment obligation and the clinical trials necessary for the FDA approval of HEMASEEL APR manufactured at BPL.

RESULTS OF OPERATIONS
FISCAL 2002
(in millions of CDN $)

                              Q1          Q2         Q3        Q4       Total
-------------------  ----------  -----------  -----------  --------  ----------

Sales                   4.1         4.7           4.9        5.3        19

Net gain (loss)        (2.7)       (2.4)         (1.7)       0.7       (6.1)

Earnings (loss)
 per common share      (0.11)      (0.10)        (0.07)      0.04      (0.24)

-------------------  ----------  -----------  -----------  --------  ----------

Overall operating expenses increased by less than inflation over fiscal 2001. This was the result of a reduction in travel and entertainment expenses and decreased clinical and regulatory expenses due to delays in the HEMASEEL APR approval process mentioned above. The decrease was partially offset by increased interest expenses relative to the Company's credit line facility.

Haemacure incurred a net consolidated loss of $6.1 million ($0.24 per share) in the fiscal year ended October 31, 2001, compared to a net consolidated loss of $12.3 million ($0.66 per share) in the preceding year. The fiscal 2001 loss was reduced by a $2.4 million ($0.09 per share) settlement with the supplier of HEMASEEL APR over prior years pricing issues.

REVENUES
Revenues totaled $19 million for fiscal 2001, compared to $12.9 million the previous year, an increase of 47%. Sales of HEMASEEL APR rose steadily each quarter except during the third quarter, which experienced a seasonal slow down for the third consecutive year. Revenue from investments was minor for 2001, as cash resources were used to purchase equipment for the manufacture of HEMASEEL APR at BPL and to finance operations.

GROSS MARGINS
The launch of HEMAMYST, Haemacure's aerosol spray device for the application of two homogeneous liquids, reduced costs of HEMASEEL APR from the supplier, and 100% margins resulting from revenue sharing on sales of GELFOAM for two quarters all contributed to substantial margin improvements. Product margins for 2001 were 56% compared to 48% for 2000, an improvement of 17%, year over year.

OPERATING EXPENSES
Operating expenses, excluding the effect of the $2.4 million settlement, increased to $19.1 million in 2001. This slight increase is attributable to higher commissions on increased sales, professional fees related to the settlement of cost issues with the supplier of HEMASEEL APR, the negotiation of two credit facilities, and interest expenses related to Haemacure's new credit facility.

Sales and marketing expenses totaled $9.2 million in 2001 and $8.9 in 2000. Higher commissions were offset by greatly reduced travel expenses. General and administrative expenses increased to $5.4 million, compared to $5.2 million during the previous year, reflecting professional fees incurred in negotiating the settlement of cost issues and regulatory filings. Research and development and regulatory expenses decreased to $1.8 million in 2001, from $2 million in 2000, due to the delay in the HEMASEEL APR approval process.

ASSETS, LIQUIDITY AND CAPITAL RESOURCES
As revenues increased substantially over the prior year and expenses remained relatively unchanged, the Company's use of cash for operations steadily declined during the year. With the securing of a $6.2 million line of credit facility, which was replaced after the end of the fiscal year with an increased facility (see Subsequent events in Notes to Financial Statements), Haemacure was able to utilize proceeds from its 2001 equity offering for the fulfillment of its license payment obligation and expenses related to the HEMASEEL APR approval process.

Haemacure's cash position is largely dependent on available borrowings under its credit facility. At the end of the fiscal year, in addition to the $657,000 in cash and temporary investments, the Company had over $1 million available on its credit line. All cash and temporary investments on hand at the end of fiscal year 2000 were consumed in capital equipment purchases for the BPL project. Operations consumed $3.9 million in fiscal 2001, compared to $11.2 million in 2000. As previously mentioned, revenues increased by 47% while expenses increased by 3%, and the cash consumed by operations declined steadily throughout the year.

Assets and other balance sheet items were managed during the year to optimize the Company's resources. Two items in particular affected the cash flow in a positive manner. As revenue increased, customer accounts receivable were managed aggressively, resulting in lower receivables over 90 days-old and average days sales in accounts receivable declining to 42 days from 52 days the previous year. In addition, inventories were held constant year over year, on a 47% increase in revenues, as the Company implemented a forecasting model to react more quickly to changing sales patterns.

During fiscal 2001, Haemacure incurred capital expenditures of $8.8 million for the manufacture of HEMASEEL APR, in keeping with the terms of its license agreement. Those expenditures consumed substantially all of the cash and temporary investments on hand at the end of fiscal 2000. The Company raised $4.5 million net in an equity offering, which was used to meet its obligations for license payments of $3.9 million, with the balance used in operations.

OUTLOOK
Haemacure's performance during fiscal 2001 demonstrated that it has evolved into a true operating Company, as EBITDA, which we define as earnings before interest income and expense, income taxes, depreciation and amortization, was positive for the fourth quarter. Other indications include revenues that approximated operating expenses for the year, as opposed to revenues of $12.9 million and operating expenses of $18.4 million for the prior year.

As HEMASEEL APR, HEMAMYST and HEMASYST continue to drive market share, Haemacure expanded beyond its product line in fiscal 2001 through a strategic alliance with Pharmacia Corporation. Thanks to an exclusive United States sales and marketing agreement for Pharmacia's GELFOAM products, Haemacure successfully leveraged its sales force's operating room experience. Haemacure anticipates that other alliances and products will be forthcoming as Haemacure strives to be a leader in the surgical sealant market.

RISKS
The information set forth in the Management Discussion and Analysis section of this Annual Report contains certain "forward-looking statements" which express Management's views and expectations regarding future events. In some cases, words such as "may", "will", "should", "could", "would", "anticipate", "expect", "intend", "plan", "believe", and variations of these words and of similar expressions, are inherent to such statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond Haemacure's control and are difficult to predict. These risks and uncertainties could cause actual results to differ materially from those expressed or implied in such statements. Among other things, these risks and uncertainties include the following:

License agreement
Haemacure acquired the rights to HEMASEEL APR under a license agreement with Baxter, further to a consent order of the FTC in connection with the acquisition of Immuno by Baxter. The FTC may terminate the license in certain situations, including Haemacure's failure to obtain FDA approval before July 28, 2002 to manufacture HEMASEEL APR, which in itself is also subject to the FTC extending the period within which Haemacure must obtain FDA approval to manufacture the product. The FTC granted extensions in July of 2000 and 2001. It is highly unlikely that Haemacure will obtain the required FDA approval prior to July 28, 2002. Based on discussions with the FTC, Haemacure believes that the FTC will further extend the deadline. However, there can be no assurance that the FTC will do so, or that it will not terminate the license at a later date. Such a termination by the FTC would have an adverse material effect on Haemacure's business and on the results of its operations.

Dependence upon a single supplier
At present, the vast majority of Haemacure's revenues are derived from the sale of HEMASEEL APR. The failure by Haemacure to increase the level of sales of HEMASEEL APR could have a material adverse effect on its business and results of operations.

Haemacure currently purchases all of its HEMASEEL APR from Baxter International AG pursuant to a manufacturing agreement entered into in April 1997. Consequently, Haemacure is materially dependent on this supply relationship with Baxter. Haemacure has entered into a manufacturing agreement with Bio Products Laboratory (BPL), an agency of the British National Blood Authority, providing for the manufacture of fibrin sealant by BPL. However, the BPL manufacturing facility is still in the validation stage, and we do not believe that BPL will be able to supply the product from such facility prior to the end of 2003. If, prior to such time, there is an interruption in the supply of product from Baxter or a loss of the supply relationship, such interruption or loss could have a material adverse effect on the business and results of operations. Additionally, our future business will depend materially upon Haemacure's relationship with BPL. Hence, the loss of this relationship would likely have a material adverse impact on Haemacure's future business.

HEMASEEL APR manufacturing
Haemacure has entered into an agreement with BPL for the manufacture of HEMASEEL APR. The agreement includes a project schedule that complies with FTC requirements. Despite this, there is no guarantee that Haemacure will successfully complete the project on time, or that the FTC will not terminate the Baxter license. The agreement with BPL also provides for a project completion budget. Although Haemacure believes that BPL will indeed complete the project on budget, it cannot guarantee that it will. In the event the project is not completed on budget, Haemacure's operations and liquidity may be adversely affected.

Reliance on external financing
Haemacure will require additional financing to fund its expected growth. Such funding may come from internally generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

Uncertainties related to commercialization and development
Except for HEMASEEL APR, the Company's first fibrin sealant, and the Company's delivery devices, all of the Company's products are in research or in preclinical or clinical development, including the frozen formulation of HEMASEEL APR and HEMASEEL HMN. The Company has not received marketing approval for any of these other products from the FDA or any other foreign regulatory body. The development and commercialization of new products are highly uncertain, as is the timing associated with these activities. Among other things, potential products that may appear to the Company to be promising may not reach the market for a number of reasons, including the possibility that they will be found to be ineffective or to cause harmful side effects during preclinical testing or clinical trials, or that they will fail to receive necessary regulatory approvals, be difficult to manufacture on a commercial scale, be uneconomical, fail to achieve market acceptance or be precluded from commercialization because of proprietary rights held by third parties. No assurance can be made that any of the Company's development programs will be successfully completed, that clinical trials will generate anticipated results or will commence or be completed as planned.

Absence of profitability
Haemacure commenced operations in 1991. To date, it has not realized a profit, and there can be no assurance that it will either achieve or maintain profitability in the future, something that is largely dependent upon expanding the market for its products. Haemacure believes that the market for its products will continue to grow. These assumptions may prove incorrect for a variety of reasons, including failure to obtain regulatory approval of frozen formulas and certain other products, competition from other products and the degree of commercial viability of Haemacure's products. Failure by Haemacure to increase sales of HEMASEEL APR could have an adverse material effect on the Company's business and on the results of its operations.

Product liability claims
The development, manufacture and sale of Haemacure's products may expose Haemacure to product liability claims. Although, to date, no claim has been filed against Haemacure, there can be no assurance that it will not experience losses due to product liability claims in the future. Although Haemacure currently has general liability insurance and product liability insurance, there can be no assurance that such coverage will be available to it in the future on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within Haemacure business are or will be covered under its policies. Haemacure may require additional product liability coverage if it significantly expands commercialization of its products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against Haemacure, regardless of their merit or eventual outcome, could have a material adverse effect on its business, financial situation and results of operations.

Competition
Many of Haemacure's current and potential competitors have greater financial, marketing and other resources than Haemacure. There can be no assurances that Haemacure will be able to compete successfully with existing or new competitors. Haemacure expects other fibrin sealant and biomaterial products to be approved in 2002 for use in the United States, in competition with HEMASEEL APR. There is no guarantee that these new products will not adversely impact on Haemacure sales in 2002 and 2003.

               MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Haemacure Corporation and all the information in this Annual Report are the responsibility of Management.

The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information used elsewhere in the Annual Report is consistent with that in the financial statements.

Haemacure Corporation's policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and all its members are outside Directors. The committee meets periodically with Management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the Annual Report, the financial statements and the external auditors' report. The committee reports its findings to the Board for consideration when it approves the financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.


/s/ Marc Paquin                              /s/ James L. Roberts
Marc Paquin                                  James L. Roberts
President and Chief Executive Officer        Vice-President, Finance and
                                             Administration and Chief Financial
                                             Officer

                                AUDITORS' REPORT

To the Shareholders of Haemacure Corporation

We have audited the consolidated balance sheets of Haemacure Corporation as at October 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2001 in accordance with Canadian generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP
Montreal, Canada,                                         Ernst & Young LLP
November 30, 2001                                         Chartered Accountants
[except for note 18 (b) which is as of March 1, 2002]

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS


As at October 31
[in Canadian dollars]



                                                  2001              2000
                                                   $                 $
------------------------------------------------------------------------------

ASSETS [notes 7, 8 and 18]
Current assets
Cash and cash equivalents [note 15]               530,190         7,072,703
Temporary investments                             127,104         2,168,436
Accounts receivable [note 3]                    3,469,672         2,867,787
Inventories [note 4]                            3,188,313         3,107,368
Prepaid expenses                                  482,340           298,431
------------------------------------------------------------------------------
                                                7,797,619        15,514,725
Capital assets [note 5]                        16,130,664         7,485,393
Other assets [note 6]                           6,993,598         8,523,192
Deferred foreign exchange loss                    708,301           326,821
------------------------------------------------------------------------------
                                               31,630,182        31,850,131
------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness [note 7]                        890,322                --
Accounts payable and accrued liabilities        7,091,409         3,956,454
Current portion of long-term debt [note 8]          1,778            18,276
Current portion of other liabilities
 [note 9]                                              --         3,627,532
------------------------------------------------------------------------------
                                                7,983,509         7,602,262
Long-term debt [note 8]                         1,006,491           950,913
Other liabilities [note 9]                      8,592,547         7,656,391
------------------------------------------------------------------------------
                                               17,582,547        16,209,566
------------------------------------------------------------------------------

Shareholders' equity                           14,047,635        15,640,565
------------------------------------------------------------------------------
                                               31,630,182        31,850,131
------------------------------------------------------------------------------

Commitments and contingencies [note 13]

See accompanying notes

On behalf of the Board:

Director                                      Director

Haemacure Corporation


                      CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31
[in Canadian dollars]

                                          2001           2000           1999
                                           $              $              $
--------------------------------------------------------------------------------

Sales                                  18,943,942     12,900,732      5,454,337
Cost of sales                           8,315,639      6,740,005      6,040,902
--------------------------------------------------------------------------------
Gross margin                           10,628,303      6,160,727       (586,565)
--------------------------------------------------------------------------------

EXPENSES (INCOME)
Selling and marketing                   9,152,034      8,931,385      6,000,152
General and administrative              5,361,082      5,187,597      4,116,358
Research and development                1,495,085      2,038,570      3,800,302
Regulatory approvals                      287,443             --             --
Settlement with a supplier
 [note 11]                             (2,352,450)            --             --
Amortization of capital assets            272,155        281,635        293,659
Amortization of other assets            1,529,594      1,529,594      1,529,595
Interest on other liabilities             763,558        810,470        760,638
Interest on long-term debt                 58,355         55,983         56,452
Interest on bank indebtedness              79,058             --             --
Other financial expenses                  120,315         94,725         21,244
Investment income                         (66,784)      (481,389)      (311,666)
--------------------------------------------------------------------------------
                                       16,699,445     18,448,570     16,266,734
--------------------------------------------------------------------------------
Loss before income taxes               (6,071,142)   (12,287,843)   (16,853,299)
Provision for income taxes [note 12]       58,987         34,927         62,460
--------------------------------------------------------------------------------
Net loss                               (6,130,129)   (12,322,770)   (16,915,759)
--------------------------------------------------------------------------------

Weighted average number of
 outstanding common shares             25,671,306     18,752,411     13,439,757
Basic and diluted loss per common
 share [note 10]                            (0.24)         (0.66)         (1.26)
--------------------------------------------------------------------------------

See accompanying notes

Haemacure Corporation

                                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended October 31
[in Canadian dollars]

                                                 2001                          2000                          1999
                                         Number        Amount         Number         Amount         Number         Amount
                                       of shares         $           of shares         $           of shares         $
----------------------------------------------------------------------------------------------------------------------------

Share capital [note 10]
Common shares
  Balance at beginning of year         24,232,950     82,563,828     16,009,155     64,877,794     11,023,168     42,265,203
  Issued under stock option plan               --             --         10,000         25,000         49,560        159,088
  Issued upon the exercise of
   warrants                                    --             --          5,500         13,200        332,095        749,959
  Issuance of common shares             4,166,667      5,000,000      7,906,977     17,000,000      4,604,332     21,703,544
  Issuance of common shares under
    over-allotment option                      --             --        301,318        647,834             --             --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                 28,399,617     87,563,828     24,232,950     82,563,828     16,009,155     64,877,794
----------------------------------------------------------------------------------------------------------------------------

Deficit
Balance at beginning of year                         (67,753,263)                  (52,471,562)                  (35,555,803)
Net loss                                              (6,130,129)                  (12,322,770)                  (16,915,759)
Share issue expenses [note 10]                          (787,301)                   (2,958,931)                           --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                               (74,670,693)                  (67,753,263)                  (52,471,562)
----------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital [note 10]                   1,154,500                       830,000                            --
----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                            14,047,635                    15,640,565                    12,406,232
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31
[in Canadian dollars]
                                          2001           2000           1999
                                           $              $              $
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                               (6,130,129)   (12,322,770)   (16,915,759)
Items not affecting cash
  Amortization of capital assets          272,155        281,635        293,659
  Amortization of other assets          1,529,594      1,529,594      1,529,595
  Accrued interest on long-term
   debt                                    57,356         51,184         47,645
  Accrued interest on other
   liabilities                            763,558        810,470        760,638
  Loss (gain) on disposal of
   capital assets                              --         43,761        (97,897)
  Service paid by the issuance of
   warrants                                34,500             --             --
  Foreign exchange gain                   (54,967)       (36,673)       (18,196)
  Unrealized foreign exchange loss         84,336         11,949         25,239
--------------------------------------------------------------------------------
                                       (3,443,597)    (9,630,850)   (14,375,076)
Net change in non-cash working
 capital balances related to
 operations [note 15]                    (461,747)    (1,618,340)    (2,014,884)
--------------------------------------------------------------------------------
Cash flows relating to operating
 activities                            (3,905,344)   (11,249,190)   (16,389,960)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in bank indebtedness             890,322             --             --
Issuance of common shares               5,000,000     17,686,034     15,511,046
Share issue expenses                     (497,301)    (2,128,931)            --
Repayment of other liabilities         (3,920,750)            --             --
Repayment of long-term debt               (18,276)       (51,457)       (51,319)
--------------------------------------------------------------------------------
Cash flows relating to financing
 activities                             1,453,995     15,505,646     15,459,727
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
Disposition (acquisition) of
 temporary investments                  2,041,332      7,663,490       (176,419)
Acquisition of capital assets          (8,917,426)    (6,549,033)      (236,741)
Disposal of capital assets                     --          4,000        252,870
Net change in non-cash working
 capital balances related to
 investing activities                   2,729,963        239,956             --
--------------------------------------------------------------------------------
Cash flows relating to investing
 activities                            (4,146,131)     1,358,413       (160,290)
--------------------------------------------------------------------------------
Effect of exchange rate changes on
 cash and cash equivalents                 54,967         36,673         18,196
--------------------------------------------------------------------------------
Net change in cash and cash
 equivalents                           (6,542,513)     5,651,542     (1,072,327)
Cash and cash equivalents at
 beginning of year                      7,072,703      1,421,161      2,493,488
--------------------------------------------------------------------------------
Cash and cash equivalents at end of
 year [note 15]                           530,190      7,072,703      1,421,161
--------------------------------------------------------------------------------
Supplemental information
Interest paid                              80,057          4,798          8,807
Income taxes paid                          59,031         51,492         19,452
--------------------------------------------------------------------------------
See accompanying notes

1.   NATURE OF BUSINESS

The Corporation specializes in developing, manufacturing, marketing and selling biological adhesives and biomaterials for acute surgical wound care.

The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation will require additional financing to fund its expected growth. Such funding may come from internally-generated cash flows, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

The Corporation plans to pursue the marketing of Hemaseel APR which represents substantially all sales revenue of the Corporation. These activities are subject to the risks inherent in any Corporation that operates in the field of biotechnology. These risks relate to the successful commercialization of the Corporation's products, required financing and research and development activities. The Corporation also faces uncertainty with regard to the renewal of its license to sell Hemaseel APR from the United States Federal Trade Commission [see note 9]. The Corporation currently purchases all of its Hemaseel APR from Immuno International AG ["Immuno"]. If, there is an interruption in the supply of product from Immuno or a loss of the supply relationship, such interruption or loss could have a material adverse effect on the Corporation's business and results of its operations.

2.   SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used.

Revenue recognition

Revenue from sales of products is recognized upon shipment of the product. Commission revenue is earned when an exclusive manufacturer ships product directly to the customer.

Cash equivalents

Cash equivalents consist of investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less from the date of purchase. As of October 31, 2000, $2,358,383 of cash and cash equivalents were denominated in foreign currencies and were used by the Corporation to hedge against certain accounts payable and future purchase commitments.

Temporary investments

Temporary investments, consisting of money market instruments and fixed-income securities, are valued at the lower of amortized cost and fair market value. As of October 31, 2000, $2,046,652 of temporary investments were denominated in foreign currencies and were used by the Corporation to hedge against certain amounts payable and future purchase commitments.

2.   SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Inventories

Inventories, which consist of products held for resale, are valued at the lower of cost, using the first-in, first-out method, and net realizable value, less allowance for obsolescence which takes into consideration factors such as turnover and the expiry date of the products.

Capital assets

Capital assets are recorded at cost, net of related government assistance and investment tax credits, and are amortized over their estimated useful life using the declining balance method, except for leasehold improvements which are amortized using the straight-line method, at the following rates:

Laboratory equipment                              20%
Office equipment                                  20%
Computer equipment                                30%
Leasehold improvements                            Lease term

No amortization is recorded on construction-in-progress. Amortization will be recorded when the production process begins. The Corporation does not capitalize interest during construction.

Government assistance and investment tax credits

Government assistance and investment tax credits are recorded as a reduction of the related expenditures or capital assets when there is reasonable assurance of their ultimate realization.

Income taxes

The Corporation follows the liability method of accounting for income taxes under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates that are expected to be in effect in the periods in which assets or liabilities will be realized or settled. A valuation allowance is provided to the extent that it is not more likely than not that future income tax assets will be realized.

Other assets

Other assets, mainly comprised of manufacturing and distribution rights, are recorded at cost and amortized using the straight-line method over a period of eight years.

Research and development

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date.

Translation of foreign currencies

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities as well as revenues and expenses denominated in a foreign currency are translated at the exchange rate prevailing at the transaction date. Foreign currency translation gains and losses are included in the statement of operations of the reporting period, except those related to the translation of other liabilities which are deferred and amortized over the term of the other liabilities on a straight-line basis. The accounts of a foreign subsidiary are translated using the temporal method.

2.   SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Financial instruments

The Corporation utilizes financial instruments in foreign currencies [cash and cash equivalents and temporary investments] to manage its exposure to changes in foreign currency exchange rates. Foreign currency gains and losses relating to these financial instruments are deferred and recognized in the same period and in the same financial statement category as the related items hedged.

Loss per share

During 2001, the Corporation adopted retroactively the new recommendations of the Canadian Institute of Chartered Accountants regarding earnings per share. The principles for calculating basic earnings per share are consistent with previous recommendations; however, diluted earnings per share is now calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding is calculated assuming that the proceeds from the exercise of options and warrants are used to repurchase common shares at the average price for the period. No adjustment is made to net income for imputed interest in calculating dilutive earnings per share as under the previous method. All options and warrants outstanding were excluded from the calculation of diluted earning per share since they are anti-dilutive.

Stock option plan

The Corporation has a stock-based compensation plan, which is described in note
10. No compensation expense is recognized for this plan when shares or stock options are issued to employees or directors. Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options is charged to deficit.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value [net recoverable value]. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net recoverable value.

3.   ACCOUNTS RECEIVABLE

                                                        2001           2000
                                                         $              $
------------------------------------------------------------------------------

Accounts receivable - trade                           3,178,134      2,210,355
Interest receivable                                         116        266,097
Commodity taxes and other                               291,422        391,335
------------------------------------------------------------------------------
                                                      3,469,672      2,867,787
------------------------------------------------------------------------------


4.   INVENTORIES

                                                        2001           2000
                                                         $              $
-------------------------------------------------------------------------------

Products held for resale                              3,666,380      6,444,924
Less: allowance for obsolescence                        478,067      3,337,556
------------------------------------------------------------------------------
                                                      3,188,313      3,107,368
------------------------------------------------------------------------------

5.   CAPITAL ASSETS

                                     2001                          2000
                           ------------------------    ------------------------
                                       Accumulated                 Accumulated
                              Cost     amortization      Cost      amortization
                               $            $              $            $
-------------------------------------------------------------------------------

Laboratory equipment        1,584,173   1,081,339      1,570,383      953,886
Office equipment              375,464     198,527        343,067      158,342
Computer equipment            283,575     115,262        204,293       59,962
Leasehold improvements        382,412     244,883        377,617      195,666
Construction-in-progress   15,145,051          --      6,357,889           --
-------------------------------------------------------------------------------
                           17,770,675   1,640,011      8,853,249    1,367,856
Less: accumulated
 amortization               1,640,011                  1,367,856
-------------------------------------------------------------------------------
Net book value             16,130,664                  7,485,393
-------------------------------------------------------------------------------

6.   OTHER ASSETS

                                                        2001           2000
                                                         $              $
------------------------------------------------------------------------------

Other assets, at cost [note 9]                       12,553,247     12,553,247
Less: accumulated amortization                        5,559,649      4,030,055
------------------------------------------------------------------------------
                                                      6,993,598      8,523,192
------------------------------------------------------------------------------


7.   BANK INDEBTEDNESS

The Corporation has a US dollar operating line of credit, which has an initial term of 3 years with an option to renew for one more year, equivalent to US$4 million [approximately $6 million] based on eligible accounts receivable which bears interest at US prime rate plus 2% [effective rate as at October 31, 2001:
7.5%]. This line of credit is collateralized by accounts receivable and inventories. As at October 31, 2001, the Corporation has drawn an amount of $890,322 against the line of credit. [See note 18]

8.   LONG-TERM DEBT

                                                           2001          2000
                                                            $             $
-------------------------------------------------------------------------------

Loan from Investissement Quebec [a]                      1,001,465     944,109

Bank loan bearing  interest at prime rate plus
 1.75%, repayable in monthly principal installments
 of $4,167 matured in February 2001 [b]                         --      16,666

Loan bearing interest at 10%, repayable in monthly
 installments of $198, including principal and
 interest, maturing in March 2005                            6,804       8,414
-------------------------------------------------------------------------------
                                                         1,008,269     969,189
Less: current portion                                        1,778      18,276
-------------------------------------------------------------------------------
                                                         1,006,491     950,913
-------------------------------------------------------------------------------

[a] Under the terms of the agreement with Investissement Quebec ["IQ"], this loan bears interest at a rate equal to the rate prescribed by the ministere du Revenu du Quebec less 4% [5% as at October 31, 2001 and 6% as at October 31, 2000]. Interest for the year ended October 31, 2001 amounting to $57,356 [$51,184 and $47,645 in 2000 and 1999 respectively] has been capitalized to the loan in accordance with the provisions of the loan agreement. The loan and interest thereon will be repayable in installments equal to 10% of gross sales of the products stemming from the sale of internally developed fibrin sealants [Hemaseel HMN]. As of October 31, 2001, no such products had been sold. After repayment of the loan and the interest thereon, the Corporation will pay a royalty equal to 2% of gross sales from the date of final repayment until the end of a period of 10 years starting with the commencement of the commercialization of these products. The Corporation will have to reimburse the loan immediately if the Hemaseel HMN project is interrupted or aborted.

[b]  Equipment was pledged as security for this loan.

8.   LONG-TERM DEBT [Cont'd]

The minimum annual long-term debt principal repayments, excluding those relating to the IQ loan, are as follows over the next five years:
                                                                          $
-----------------------------------------------------------------------------

2002                                                                    1,778
2003                                                                    1,965
2004                                                                    2,170
2005                                                                      891
2006                                                                       --
-----------------------------------------------------------------------------


9.   OTHER LIABILITIES

In April 1997, the Corporation entered into a licensing and manufacturing agreement to obtain the rights to manufacture and sell Hemaseel APR, a fibrin sealant, in the United States. Under this agreement, the Corporation is committed to make milestone payments.

Other liabilities represent the present value, discounted using a rate of 8.25%, of the milestone payments to be made by the Corporation related to the purchase of the rights to manufacture and sell fibrin sealant in the United States. As of October 31, 2001, a total consideration of US$4,750,000 [$7,130,950] has been paid. The discounted value of the milestone payments, as of the date of the initial calculation, is included in other assets. [See note 6].

Milestone payments to be made are as follows:

US$1,500,000     Upon the Food and Drug Administration's ["FDA"] approval for the Corporation to produce the product;
US$2,500,000     In June 2004, i.e. 72 months following the first delivery of the product;
US$2,750,000     In June 2006, i.e. 96 months following the first delivery of the product.

The Corporation acquired these rights under license and manufacturing agreements with Immuno International AG, and required the consent order of the United States Federal Trade Commission ["FTC"] in connection with the acquisition of Immuno by Baxter International, Inc. The FTC may terminate the license agreement if the Corporation:

[i]  voluntarily ceases for 60 days to sell Hemaseel APR;

[ii] abandons its efforts to obtain FDA approval to manufacture Hemaseel APR on its own;

[iii] fails to obtain FDA approval before July 28, 2000 to manufacture Hemaseel
     APR itself, provided that the FTC may extend the license for an additional four years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that the Corporation has made good faith efforts to obtain FDA approval for its manufacturing and that FDA approval appears likely within that time period. On July 28, 2000 and 2001, the FTC granted the Corporation the first and the second of the possible four one-year extensions based on the trustees' recommendation.

10.  SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value, voting and participating.

Unlimited number of preferred shares, without par value, non-voting, issuable in series, with such rights and conditions as may be determined by the Board of Directors.

Options

In March 1996, the Board of Directors of the Corporation established the 1996 stock option plan which provides for the granting of options to acquire common shares to employees, officers and directors, and service providers to the Corporation. A maximum of 2,423,295 common shares may be issued under the 1996 stock option plan.

The exercise price of an option granted under the 1996 stock option plan is set at the time of the grant of the option, but cannot in any event be less than the closing sale price of the common shares on The Toronto Stock Exchange on the last business day prior to the day the option is granted. The vesting period is generally between 1 and 3 years as determined by the Board of Directors. The exercise period of options granted under the 1996 stock option plan may not exceed ten years from the date of grant.

A summary of the status of the Corporation's fixed-price stock option plan as at October 31, 2001 and 2000 and the changes during the years then ended is shown below:

                                        2001                     2000
                               ---------------------    ----------------------
                                            Weighted                 Weighted
                                            average                  average
                                            exercise                 exercise
                                Options      price       Options      price
------------------------------------------------------------------------------

Outstanding options,
 at beginning of year          1,111,800      4.47        837,700      5.02
Granted                          552,800      1.92        315,100      2.91
Exercised                             --      --          (10,000)     2.50
Expired / forfeited             (268,131)     4.27        (31,000)     4.13
------------------------------------------------------------------------------
Outstanding options,
 at end of year                1,396,469      3.50      1,111,800      4.47
------------------------------------------------------------------------------
Exercisable options,
 at end of year                1,028,219      4.01        941,300      4.70
------------------------------------------------------------------------------

10.  SHARE CAPITAL [Cont'd]

The following table contains information regarding outstanding fixed-price stock options as at October 31, 2001:

                                Weighted
                                 average     Weighted    Number of    Weighted
   Price          Number of     remaining    average    outstanding   average
 range for       outstanding   contractual   exercise   exercisable   exercise
  the year         options        life        price       options      price
     $                #           Years         $            #           $
------------------------------------------------------------------------------

    0.95              3,000       10.00        0.95         --           --
1.10 to 1.40        146,800        8.27        1.33        121,800      1.35
2.05 to 2.60        636,810        8.21        2.25        296,560      2.37
3.10 to 4.00        187,584        7.41        3.82        187,584      3.82
4.10 to 5.00         48,100        5.68        4.25         48,100      4.25
5.60 to 6.00        184,175        3.05        5.61        184,175      5.61
6.30 to 7.00        190,000        4.94        6.85        190,000      6.85
------------------------------------------------------------------------------
0.95 to 7.00      1,396,469        6.90        3.50      1,028,219      4.01
------------------------------------------------------------------------------

In addition, with respect to the issuance of shares during the year ended October 31, 2001, the Corporation granted the underwriters, an option to purchase 541,667 shares exercisable at $1.30 per share on or before June 26, 2003. The Corporation calculated the fair value of these options, using the Black-Scholes option pricing model, and recognized $290,000 as share issue costs charged to deficit and recorded a corresponding amount as additional paid-in capital.

During the year ended October 31, 2000, with respect to the issuance of shares, the Corporation granted the underwriters, an option to purchase 820,830 shares exercisable at $2.15 per share on or before June 19, 2002. The Corporation calculated the fair value of these options, using the Black-Scholes option pricing model, and recognized $830,000 as share issue costs charged to deficit and recorded a corresponding amount as additional paid-in capital.

Warrants

A summary of the status of the Corporation's warrants as at October 31, 2001 and 2000 and the changes during the years then ended is shown below:

                                        2001                     2000
                               ---------------------    ----------------------
                                            Weighted                 Weighted
                                            average                  average
                                            exercise                 exercise
                                Warrants     price       Warrants      price
------------------------------------------------------------------------------

Outstanding warrants,
 at beginning of year          4,098,648      2.40             --         --
Granted                           25,000      1.95      4,104,148       2.40
Exercised                             --        --         (5,500)      2.40
------------------------------------------------------------------------------
Outstanding warrants,
 at end of year                4,123,648      2.40      4,098,648       2.40
------------------------------------------------------------------------------

10.  SHARE CAPITAL [Cont'd]

During the year ended October 31, 2000, the Corporation issued 4,104,148 warrants in connection with the issuance of common shares. These warrants entitle the holder to purchase one common share of the Corporation at a price of $2.40 until December 31, 2001.

During the year ended October 31, 2000, the Corporation entered into an agreement with one of its suppliers for services to be rendered over the next two years. As part of the compensation payable to the supplier, the Corporation is required to issue up to 50,000 warrants subject to performance criteria, each of which entitles the holder to purchase one common share at a price of $1.95. Of the 50,000 warrants, 25,000 expire on February 23, 2006 and 25,000 expire on February 23, 2007. In 2001, the Corporation recorded an expense and accounts payable of $34,500 [$23,000 in 2000] in connection with this obligation. Also, in 2001, 25,000 warrants were issued in respect of the agreement and this resulted in a transfer of $34,500 from accounts payable to additional paid-in capital.

Loss per share

The following is a reconciliation of the numerator and denominator of the basic and diluted loss per share computations for the years ended October 31, 2001, 2000 and 1999.

                                               2001         2000         1999
                                                $            $            $
--------------------------------------------------------------------------------

Numerator
  Net loss - numerator
  For basic and diluted loss per share       6,130,129   12,322,770   16,915,759
Denominator
  Denominator for basic loss per share
  Weighted-average number of outstanding
   common shares                            25,671,306   18,752,411   13,439,757
Effect of dilutive securities
  Stock options and warrants                        --           --           --
--------------------------------------------------------------------------------
Denominator for diluted loss per share
  Adjusted weighted-average number of
   outstanding common shares and assumed
   conversions                              25,671,306   18,752,411   13,439,757
--------------------------------------------------------------------------------

The Corporation's diluted loss per share is equivalent to its basic loss per share, since all of the Corporation's potentially issuable securities would have an anti-dilutive effect for 2001, 2000 and 1999. These securities are options and warrants.

11.  SETTLEMENT WITH A SUPPLIER

In September 2001, the Corporation reached a settlement of $2,352,450 with the supplier of Hemaseel APR regarding disputes on the cost of the product purchased in previous years and other financial issues under the manufacturing agreement.


12.  INCOME TAXES

Effective November 1, 2000, the Corporation adopted retroactively, without restatement, the new recommendations of the Canadian Institute of Chartered Accountants regarding method of accounting for income taxes. The adoption of this method did not have a material impact on the deficit balance at November 1, 2000.

Income taxes recovered differ from the amount of the tax recovery computed by applying Canadian federal and the applicable provincial rates to loss before income taxes recovered. The nature of the differences and the related tax effects are as follows:


                                                2001        2000        1999
                                                  %           %           %
--------------------------------------------------------------------------------

Statutory federal and provincial rate           37.3        38.2        38.3
Increase (decrease) in taxes recoverable
 resulting from:
  Non-deductible expenses                       (0.8)       (0.8)       (0.6)
  Unrecognized tax benefits of operating
   losses and other available deductions       (43.3)      (36.6)      (33.3)
  Foreign tax rate differential                  0.4        (0.5)       (0.4)
  Large Corporation Tax                         (1.0)       (0.3)       (0.4)
  Financing fees                                 3.0         6.6          --
  Other                                          3.4        (6.9)       (4.0)
--------------------------------------------------------------------------------
                                                (1.0)       (0.3)       (0.4)
--------------------------------------------------------------------------------

12.  INCOME TAXES [Cont'd]

The tax effects of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

                                                                     October 31,
                                                                            2001
                                                                             $
--------------------------------------------------------------------------------

Future income tax liabilities
Carrying value of U.S. capital assets in excess of tax bases             122,000
Deferred foreign exchange loss on other liabilities                      226,000
Tax bases of other liabilities in excess of carrying value               396,000
--------------------------------------------------------------------------------
Total future income tax liabilities                                      744,000
--------------------------------------------------------------------------------

Future income tax assets
Tax bases of Canadian capital and other assets in excess
 of carrying value                                                     3,300,000
Canadian non-capital losses carried forward                            5,483,000
U.S. net operating losses carried forward                             14,147,000
Research and development expenditures                                  1,746,000
Financing fees                                                           535,000
--------------------------------------------------------------------------------
Total future income tax assets                                        25,211,000
Valuation allowance                                                   24,467,000
--------------------------------------------------------------------------------
Net future income tax assets                                             744,000
--------------------------------------------------------------------------------
Net future income tax                                                         --
--------------------------------------------------------------------------------

The Corporation has available non-refundable investment tax credits of $441,000 [2000 - $441,000] related to research and development expenditures which may be utilized to reduce federal income taxes payable in the future years end expire as follows:

                                                                             $
--------------------------------------------------------------------------------

2006                                                                     160,000
2007                                                                     206,000
2008                                                                      56,000
2009                                                                      19,000
--------------------------------------------------------------------------------
                                                                         441,000
--------------------------------------------------------------------------------

The benefits of these non-refundable investment tax credits have not been recognized in the financial statements.

12.  INCOME TAXES [Cont'd]

The Corporation has accumulated non-capital losses which are available to reduce future Canadian federal and provincial taxable income and net operating losses which are available to reduce future U.S. federal taxable income. The related income tax benefits have not been reflected in the financial statements. These losses, if not utilized, will expire as follows:

                              Canadian           Canadian              U.S.
                           Federal losses    Provincial losses    Federal losses
                                 $                    $                 $
--------------------------------------------------------------------------------

2002                            928,000                 --                 --
2003                          2,028,000            120,000                 --
2004                          6,887,000          4,800,000                 --
2005                          2,438,000          2,427,000                 --
2006                          6,054,000          6,054,000                 --
2007                              1,000              1,000                 --
2011                                 --                 --             14,000
2012                                 --                 --          1,140,000
2018                                 --                 --          6,807,000
2019                                 --                 --          9,103,000
2020                                 --                 --         13,130,000
2021                                 --                 --          7,402,000
--------------------------------------------------------------------------------
                             18,336,000         13,402,000         37,596,000
--------------------------------------------------------------------------------

The Corporation has accumulated Canadian scientific research and experimental development expenditures of $5,634,000 which have not been deducted for federal income tax purposes and $5,058,000 for provincial income tax purposes. These expenditures are available to reduce future taxable income and have an unlimited carry-forward period. Scientific research and experimental development tax credits and expenses are subject to verification by the tax authorities, and accordingly, these amounts may vary.

The Corporation also has accumulated share issue expenses that have not been deducted for income tax purposes amounting to approximately $1,675,000. The benefits of these expenses have not been recorded in the financial statements.

13.  COMMITMENTS AND CONTINGENCIES

[a] As at October 31, 2001, the Corporation has commitments outstanding under an agreement to purchase Hemaseel APR inventories from its supplier during the next six months for a total of approximately $3,407,000.

[b] As at October 31, 2001, the Corporation was committed under an agreement to purchase equipment for the manufacturing of Hemaseel APR for a total of $778,000 over the next two years.

[c] The Corporation's total commitments under operating leases amount to approximately $2,186,000. The minimum payments, before taking into consideration the sub-lease mentioned below, for the next five years are as follows: $
     ---------------------------------------------------------------------------

     2002                                                              676,200
     2003                                                              522,700
     2004                                                              502,400
     2005                                                              413,200
     2006                                                               71,500
     ---------------------------------------------------------------------------
                                                                     2,186,000
     ---------------------------------------------------------------------------

     In 1998, the Corporation sub-leased to a third party part of its premises until the expiry of the head lease, equivalent to its commitment.

     Expected sub-lease rentals to be received for the next five years are as follows:

                                                                          $
     ---------------------------------------------------------------------------

     2002                                                              283,000
     2003                                                              289,000
     2004                                                              294,000
     2005                                                              113,000
     2006                                                                   --
     ---------------------------------------------------------------------------
                                                                       979,000
     ---------------------------------------------------------------------------

     Rent expense for the year ended October 31, 2001 amounted to $579,070 [$493,973 and $479,314 in 2000 and 1999 respectively]. Sub-lease revenue for the year ended October 31, 2001 amounted to $266,771 [$258,790 and $225,324 in 2000 and 1999 respectively].

[d] A third party has challenged one of the Corporation's patents in Europe. Management, based on the advice and information provided by its legal counsel, is of the opinion that the Corporation has a strong case in defending its position. All legal fees related to this challenge have been expensed as incurred.

14.  FINANCIAL INSTRUMENTS

Concentration of credit risk

The Corporation believes it is not exposed to a significant concentration of credit risk. Cash and cash equivalents and temporary investments are placed with financial institutions. Concentration of credit risk with respect to accounts receivable is limited because of the Corporation's large number of customers. As at October 31, 2001 and 2000, no customers represented more than 10% of accounts receivable.

Fair value of financial instruments

[i]   Short-term financial assets and liabilities

The carrying amounts of these assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and cash equivalents, temporary investments and accounts receivable. Short-term financial liabilities comprise bank indebtedness and accounts payable.

[ii]  Long-term debt and other liabilities

The fair value of long-term debt and other liabilities is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements. There is no material difference between the carrying value and the fair value of the long-term debt, with the exception of the IQ loan for which the fair value is not readily determinable due to its specific nature. The fair value of other liabilities is not readily determinable since not all payments have a fixed due date.

Interest rate risk

The Corporation has long-term debt which exposes it to interest rate risk through fluctuations in the rate prescribed by the ministere du Revenu du Quebec.

15.  STATEMENTS OF CASH FLOWS

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances and investments in money market investments, as follows:

                                                             2001        2000
                                                              $           $
-------------------------------------------------------------------------------

Cash on hand and bank balances                             530,190    5,133,693
Money market investments                                        --    1,939,010
-------------------------------------------------------------------------------
                                                           530,190    7,072,703
-------------------------------------------------------------------------------

Net change in non-cash working capital balances related to operations


                                               2001         2000         1999
                                                $            $            $
--------------------------------------------------------------------------------

Accounts receivable                         (601,885)   (1,293,682)  (1,092,063)
Investment tax credits and income taxes
 receivable                                       --            --      960,524
Inventories                                  (80,945)     (974,705)     498,868
Prepaid expenses                            (183,909)      (79,170)     (25,397)
Accounts payable and accrued liabilities     404,992       729,217   (2,356,816)
--------------------------------------------------------------------------------
                                            (461,747)   (1,618,340)  (2,014,884)
--------------------------------------------------------------------------------


16.  Segment disclosures

The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the locations of the customers.

Geographic information

                                 Sales                      Capital assets
                   ---------------------------------    ----------------------
                     2001         2000        1999          2001        2000
                      $            $           $             $           $
------------------------------------------------------------------------------

Canada                   --           --          --       662,520     829,427
United States    18,943,942   12,900,732   5,454,337       323,093     298,077
England                  --           --          --    15,145,051   6,357,889
------------------------------------------------------------------------------
                 18,943,942   12,900,732   5,454,337    16,130,664   7,485,393
------------------------------------------------------------------------------

17. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. No material adjustments to the Corporation's consolidated financial statements would be required to conform with United States generally accepted accounting principles except for the following:

[a]  Net loss
                                          2001           2000           1999
                                           $              $              $
--------------------------------------------------------------------------------

Net loss under Canadian GAAP           (6,130,129)   (12,322,770)   (16,915,759)
Adjustment related to
 amortization of equipment
 used in research and
 development                     [i]       24,746         30,932         40,995
Adjustment related to disposal
 of equipment used in research
 and development                 [i]           --             --        220,910
Adjustment related to gain on
 disposal of equipment used in
 research and development        [i]           --             --        (93,146)
Adjustment related to deferred
 foreign exchange gain (loss)    [ii]    (381,480)      (299,411)       463,610
Adjustment related to stock
 option plan                     [iii]         --             --       (309,086)
Adjustment related to assets
 qualifying for interest
 capitalization                  [v]      137,413             --             --
--------------------------------------------------------------------------------
Net loss and comprehensive
 loss under U.S. GAAP                  (6,349,450)   (12,591,249)   (16,592,476)
--------------------------------------------------------------------------------
Net loss per share under U.S.
 GAAP                                       (0.25)         (0.67)         (1.24)
--------------------------------------------------------------------------------

[b]  Balance sheets

                                                                              Deferred
                                                                              foreign
                                                                   Capital    exchange     Share
                                                                    assets      loss      capital       Deficit
                                                                      $          $           $             $
------------------------------------------------------------------------------------------------------------------
October 31, 2001
Balance under Canadian GAAP                                      16,130,664    708,301   87,563,828   (74,670,693)
Adjustment related to  acquisition of equipment used
 in research and development                             [i]       (833,252)        --           --      (833,252)
Adjustment related to amortization of equipment
 used in research and development                        [i]        593,149         --           --       593,149
Adjustment related to disposal of equipment used in
 research and development                                [i]        243,590         --           --       243,590
Adjustment related to gain on disposal of equipment
 used in research and development                        [i]       (102,470)        --           --      (102,470)
Adjustment related to deferred foreign exchange loss     [ii]            --   (708,301)          --      (708,301)
Adjustment related to stock option plan                  [iii]           --         --      540,258      (540,258)
Adjustment related to share issuance costs               [iv]            --         --   (6,492,211)    6,492,211
Adjustment related to assets qualifying for interest
 capitalization                                          [v]        137,413         --           --       137,413
------------------------------------------------------------------------------------------------------------------
Balance under U.S. GAAP                                          16,169,094         --   81,611,875   (69,388,611)
------------------------------------------------------------------------------------------------------------------

17. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES [Cont'd]

[b]  Balance sheets [Cont'd]

                                                    Deferred
                                                    foreign
                                         Capital    exchange     Share
                                          assets      loss      capital        Deficit
                                            $          $           $              $
----------------------------------------------------------------------------------------

October 31, 2000
Balance under Canadian GAAP             7,485,393    326,821   82,563,828   (67,753,263)
Adjustment related to
 acquisition of equipment used
 in research and development     [i]     (833,252)        --           --      (833,252)
Adjustment related to
 amortization of equipment
 used in research and
 development                     [i]      568,403         --           --       568,403
Adjustment related to disposal
 of equipment used in research
 and development                 [i]      243,590         --           --       243,590
Adjustment related to gain on
 disposal of equipment used in
 research and development        [i]     (102,470)        --           --      (102,470)
Adjustment related to deferred
 foreign exchange loss           [ii]          --   (326,821)          --      (326,821)
Adjustment related to stock
 option plan                     [iii]         --         --      540,258      (540,258)
Adjustment related to share
 issuance costs                  [iv]          --         --   (5,704,910)    5,704,910
-----------------------------------------------------------------------------------------
Balance under U.S. GAAP                 7,361,664         --   77,399,176   (63,039,161)
-----------------------------------------------------------------------------------------

[c]  Statements of cash flows
                                          2001           2000           1999
                                           $              $              $
--------------------------------------------------------------------------------
Cash flows from operating
 activities under Canadian GAAP        (3,905,344)   (11,249,190)   (16,389,960)
Adjustment related to equipment
 used in research and
 development                     [i]           --             --        220,910
--------------------------------------------------------------------------------
Cash flows from operating
 activities under U.S. GAAP            (3,905,344)   (11,249,190)   (16,169,050)
--------------------------------------------------------------------------------
Cash flows from investing
 activities under Canadian GAAP        (4,146,131)     1,358,413       (160,290)
Adjustment related to equipment
 used in research and
 development                     [i]           --             --       (220,910)
--------------------------------------------------------------------------------
Cash flows from investing
 activities under U.S. GAAP            (4,146,131)     1,358,413       (381,200)
--------------------------------------------------------------------------------

(i) Under Canadian GAAP, research and development equipment is capitalized and amortized over its estimated useful life. Under U.S. GAAP, costs to acquire such equipment with no alternative use are charged to operations as incurred. Any proceeds from disposals of such equipment with no alternative use would be included in income at the time of sale. This adjustment also includes the reversal of amortization on such assets capitalized under Canadian GAAP.

17. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES [Cont'd]

[ii] Under Canadian GAAP, the unrealized gains or losses arising from the translation of foreign currency monetary assets or liabilities that have a fixed or ascertainable life extending beyond one year are deferred and amortized over the term of the related item. Under U.S. GAAP, unrealized gains or losses arising from the translation of the Corporation's foreign currency long-term debt would be included in the statement of operations as they arise.

[iii] Under Canadian GAAP, the issuance of stock options in exchange of consulting services rendered by Directors of the Corporation is recorded without effect on income. Under U.S. GAAP, FAS 123 "Accounting for Stock-Based Compensation", transactions in which an entity issues its equity instruments to directors for services outside their role as a director should be recorded based on the fair value of the consideration received or the fair value of the equity instrument issued. Accordingly, the Corporation calculated the fair value of the stock options at the date of grant using the Black-Scholes option pricing model with the following assumptions for 1999: risk-free interest rates of 6.75%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Corporation's common shares of 60% and a weighted average expected life of the options of 3 years.

[iv] Share issuance costs are recorded against deficit under Canadian GAAP. Such costs would be recorded against share capital under U.S. GAAP.

[v] Under Canadian GAAP, the cost of plant and equipment that is constructed or developed over time includes carrying costs directly attributable to the construction or developed activity such as interest costs when the enterprise's accounting policy is to capitalize Interest costs. Under U.S. GAAP, FAS 34 "Capitalization of interest Cost", the amount capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the asset's acquisition periods that theoretically could have been avoided if expenditures for the assets had not been paid. Accordingly, interest incurred on loans and bank indebtedness during the construction period have been included in the construction-in-progress cost.

18.  SUBSEQUENT EVENTS

[a] On November 20, 2001, the Corporation signed a revolving credit facility agreement, which has a term of 3 years, for an amount of US$6,000,000 [approximately $9,500,000] with a new lender based on eligible accounts receivable and eligible inventory. The facility bears interest at the US prime rate plus 2.25% and is collateralized by accounts receivable, inventories, equipment and intangible assets located in the United States. The line of credit agreement with the previous lender [see note 7] was then terminated and the outstanding bank indebtedness repaid. As a result, a termination fee of US$190,000 was paid.

[b] On March 1, 2002, the Corporation entered into a settlement agreement with ZLB Bioplasma AG ["Bioplasma"] with regard to the discontinuance of license and supply agreements regarding Hemaseel HMN, the Corporation's proprietary fibrin sealant. Under the terms of termination, Bioplasma will pay the Corporation US$8.0 million [C$12.7 million] in three cash payments spread over a one year period and transfer to the Corporation specific equipment which could be used towards the manufacturing of Hemaseel HMN having an estimated replacement value of US$1.8 million [C$3.0 million].

     In addition, the two parties have also entered into a licensing agreement that provides for the transfer of all technology and know-how held by Bioplasma related to Hemaseel HMN to the Corporation. Bioplasma will also provide future cash payments of US$4.5 million [C$7.1 million], payable upon the Corporation reaching certain milestones towards the development and setting up of a manufacturing facility for Hemaseel HMN. In return, Bioplasma will receive a 3% royalty on all net revenues received by the Corporation on Hemaseel HMN fibrin sealant for a ten-year period starting upon commercialization.


19.  COMPARATIVE FIGURES

Certain of the 2000 and 1999 figures have been reclassified in order to conform with the presentation adopted in 2001.

                        BOARD OF DIRECTORS AND MANAGEMENT


BOARD OF DIRECTORS                        MANAGEMENT

CHAIRMAN                                  Marc Paquin
                                          President and Chief Executive Officer
Louis M. Riopel (1) (2) (4) (5)
President                                 Wayne G. Johnson
Rio-Dev Inc.                              Executive Vice President and
(Consulting Company)                      Chief Operating Officer

                                          Christian Hours, PhD
DIRECTORS                                 Vice President, Quality and
                                          Technical Affairs
Pierre Alary, CA (1) (3)
Vice President, Finance                   James L. Roberts, CPA, MBA
Bombardier Transport                      Vice President, Finance and
(Railway rolling stock manufacturer)      Administration and
                                          Chief Financial Officer
Paul Baehr (1) (3) (5)
Chairman and Chief Executive Officer      Elaine Whitmore, PhD
Ibex Technologies Inc.                    Vice President, Regulatory,
(Biotechnology Company)                   Clinical and Scientific Affairs

Francis Bellido (2) (4) (5)               Gilles Lemieux, B.Com, LL.L.
President and Chief Operating Officer     Secretary
SGF Sante inc.
(Development Company)

Wayne G. Johnson
Executive Vice President and
Chief Operating Officer
Haemacure Corporation

Marc Paquin (2)
President and Chief Executive Officer
Haemacure Corporation

Neil Wiener
Partner
Heenan Blaikie
(Lawyers)


(1) Member of the Audit Committee
(2) Member of the Executive Committee
(3) Member of the Compensation Committee
(4) Member of the Corporate Governance Committee
(5) Member of the Corporate Finance and
     Development Committee

                              CORPORATE INFORMATION


Head Office
2001 University St.
Suite 430
Montreal, Quebec H3A 2A6
Tel: (514) 282-3350
Fax: (514) 282-3358

Subsidiary
Haemacure Corporation
One Sarasota Tower, Suite 802
Two North Tamiami Trail
Sarasota, Florida
U.S.A. 34236
Tel: (941) 364-3700
Fax: (941) 365-1051


Auditors
Ernst & Young LLP
1 Place Ville-Marie
Suite 2400
Montreal, Quebec H3B 3M9

Legal Counsel
Heenan Blaikie
1250 Rene-Levesque Blvd. West
Suite 2500
Montreal, Quebec H3B 4Y1

Transfer Agent and Share Registrar
National Bank Trust Inc.
1100 University St.
9th Floor
Montreal, Quebec H3B 2G7

Stock Exchange Listing
Toronto Stock Exchange

Trading Symbol
HAE

Annual Meeting
The Shareholder's Annual Meeting
will be held on April 25, 2002 at
11:30 AM at the Bonaventure Hilton
Hotel, Portage Room, 1 Place
Bonaventure, Montreal, Quebec

Investor Relations
Marc Paquin
President and Chief Executive Officer

Version francaise
Ce rapport annuel est egalement
disponible en francais

                                    GLOSSARY

APROTININ: A substance that inhibits the breakdown of fibrin by plasmin, thereby inhibiting degradation of a blood clot.

DELIVERY DEVICES: Medical devices used to apply surgical sealants or other products to operative sites.

EACA (EPSILON-AMINO-CAPROIC ACID): An agent used in the patent-ed HEMASEEL HMN manufacturing process to inactivate unwanted plasminogen; EACA inhibits the degradation of fibrin clots.

FDA (FOOD AND DRUG ADMINISTRATION): The government agency that regulates drugs, biologics and medical devices in the United States.

FIBRIN: The principal component of a blood clot; fibrin is produced by the action of thrombin on fibrinogen.

FIBRIN SEALANT: A biological tissue glue used to arrest bleeding and seal wounds during surgical procedures; fibrin sealants contain two main components: fibrinogen and thrombin.

FIBRINOGEN: A protein present in plasma that, upon interaction with thrombin, forms a fibrin clot.

FROZEN FORMULATION: A prepa-ration of fibrin sealant in which the fibrinogen and thrombin components are prefilled into syringes and then frozen; frozen formulation is ready to use after simple thawing.

GELFOAM(R) (ABSORBABLE GELATIN SPONGE): An absorbable medical device used to help control bleeding in surgical procedures; gelatin sponges are often used in combination with thrombin or fibrin sealant.

HEMAMYST: Haemacure's proprietary aerosol delivery device.

HEMASEEL APR: Haemacure's first FDA-approved commercially available fibrin sealant; in addition to thrombin and fibrinogen derived from human plasma, HEMASEEL APR contains aprotinin derived from a bovine source.

HEMASEEL HMN: Haemacure's proprietary fibrin sealant, derived exclusively from human plasma.

HEMASYST: Haemacure's proprietary surgical sealant delivery system.

PLASMA: The fluid remaining after blood cells are removed from whole blood; plasma contains many proteins, including those involved in blood coagulation.

PLASMIN: A plasma protein that degrades fibrin clots; plasmin is formed in the blood from plasminogen.

PLASMINOGEN: A plasma protein involved in the degradation of fibrin clots; plasminogen is converted in the blood into plasmin.

POST-SURGICAL ADHESIONS: Internal scars that often occur during the healing process following surgery.

SURGICAL SEALANTS: Products with tissue sealing properties used in surgical wound management and which may or may not also have the ability to arrest bleeding; fibrin sealants are surgical sealants that also arrest bleeding.

THROMBIN: A plasma enzyme that converts fibrinogen into fibrin, forming a clot.

TRANEXAMIC ACID: An agent used in some fibrin sealants to inhibit the breakdown of fibrin clots.